

September 1, 2011

Via Facsimile
Mr. Jeffrey J. McCall
Chief Financial Officer
Standard Pacific Corp /DE/
26 Technology Drive
Irvine, CA 92618

> **Re: Standard Pacific Corp /DE/**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed March 8, 2011**
> **Response Letter Dated August 9, 2011**
> **File No. 1-10959**

Dear Mr. McCall:

We have reviewed your response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Financial Statements and Supplementary Data

Note 20. Supplemental Guarantor Information, page 75

1.   We note your response to prior comment 3 in our letter dated July 12, 2011. Based on the fact that the VIE's are not guarantors, it is not clear to us why any amounts related to the VIE's are included in the guarantor columns of your condensed consolidating financial statements. Please revise your condensed consolidating financial statements in

future annual and quarterly filings to include any amounts related to the VIE's in the non-guarantor columns.

You may contact Kevin Stertzel at (202) 551-3723, or Anne McConnell at (202) 551-3709, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3768 with any other questions.

Sincerely,

/s/ W. John Cash

W. John Cash
Branch Chief